File No. 70-10300

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              GEORGIA POWER COMPANY
                           241 Ralph McGill Boulevard, N.E.
                             Atlanta, Georgia 30308

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)


 Daniel M. Lowery, Corporate Secretary      Nancy E. Frankenhauser, Corporate Secretary
         Georgia Power Company                 Savannah Electric and Power Company
   241 Ralph McGill Boulevard, N.E.                     600 East Bay Street
        Atlanta, Georgia 30308                        Savannah, Georgia 31401



                    (Names and address of agents for service)

    This Commission is requested to mail signed copies of all orders, notices and communications to:


        Thomas A. Fanning                                   Melissa K. Caen, Esq.
  Executive Vice President, Chief Financial Officer         Troutman Sanders LLP
            and Treasurer                                600 Peachtree Street, N.E.
      The Southern Company                                       Suite 5200
   270 Peachtree Street, N.W.                            Atlanta, Georgia 30308-2216
     Atlanta, Georgia 30303


                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions

         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Georgia Power Company ("Georgia Power") and Savannah Electric and Power Company ("Savannah Electric") are public utility company subsidiaries of Southern.

         Georgia Power owns an approximate 84% undivided interest in the plant under construction known as Plant McIntosh Combined Cycle Units 10 and 11 (the "Project") in Effingham County, Georgia (the "County"). Savannah Electric owns an approximate 16% undivided interest in the Project. Georgia Power and Savannah Electric purchased the Project from Southern Power Company, an affiliate of Georgia Power and Savannah Electric, in May 2004.

         Georgia Power and Savannah Electric completed construction of the Project and the Project became operational in June 2005. As a result, the Project is deemed to be a "utility asset" under the Act. Georgia Power and Savannah Electric expect to enter into the "sale/leaseback" transaction described below. Georgia Power and Savannah Electric, therefore, now request that the Securities and Exchange Commission (the "Commission") approve the transfer of the Project to the Effingham County Industrial Development Authority (the "Authority") in connection with the "sale/leaseback" transaction described below.

         Pursuant to a tax abatement agreement ("Tax Abatement Agreement"), the County (acting by and through its Board of Commissioners), the Board of Tax Assessors of Efffingham County, the Authority, Georgia Power and Savannah Electric have agreed to a reduced amount of property taxes due from Georgia Power and Savannah Electric to the County over a period of approximately 20 years (the "Abatement"). The Abatement will be achieved as follows:



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         (a) Georgia Power and Savannah Electric will sell the final interest in the Project to the Authority in an amount not to exceed $65,000,000 (the "Sale Price"). To finance the purchase of such interest in the Project, the Authority will issue and sell its revenue bonds ("Revenue Bonds") to Georgia Power and Savannah Electric (or their assignees), pro rata in accordance with their respective ownership interests (the "Leased Interests"), in the aggregate amount of the Sale Price. 1 Since the Sale Price equals the cost of such Revenue
Bonds, no money will be exchanged among Georgia Power, Savannah Electric and the Authority.

         (b) Simultaneously with the sale of the Project to the Authority, Georgia Power and Savannah Electric will lease, pro rata in accordance with their Leased Interests, the Project back from the Authority for a term of approximately 20 years (the estimated useful life of the Project) pursuant to a lease agreement (the "Agreement"), the substantial form of which is attached as Exhibit A-1. The Agreement provides for lease payments to be made by Georgia Power and Savannah Electric, pro rata in accordance with the Leased Interests, at times and in amounts which correspond to the payments with respect to the principal of and interest on the Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         (c) The Agreement provides for lease payments to be deposited with a trustee (the "Trustee") under an indenture between the Authority and the Trustee (the "Trust Indenture"), the substantial form of which is attached as Exhibit A-2, and pursuant to which the Revenue Bonds will be issued and secured. Since Georgia Power and Savannah Electric will make lease payments in the same amounts


__________________________
1
In December 2003, the Authority issued $350,000,000 in Revenue Bonds. In December 2004, the Authority issued $160,000,000 in Revenue Bonds. After the Commission's approval, the Authority will issue up to $65,000,000 in Revenue Bonds. The aggregate amount of the Revenue Bonds previously issued and the Revenue Bonds contemplated hereby will not exceed $575,000,000 and will equal the approximate total cost of the Project.

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

and at the same times that the Trustee will pay interest and principal on the Revenue Bonds to Georgia Power and Savannah Electric, no lease payments or Revenue Bond payments actually will be paid by or to Georgia Power and Savannah Electric. The Agreement is a capital lease, and the lease payments have a legal, contractual right of offset against the Revenue Bond payments. Such right of offset has a netting effect, meaning that neither the Agreement nor the Revenue Bonds have any impact on either of Georgia Power's or Savannah Electric's balance sheet. 2 The Trust Indenture will provide for the specific terms of the Revenue Bonds, including a final maturity of January 1, 2025 and an interest rate of 5.00%. The Trust Indenture will also specify the term and details of the Revenue Bonds and will contain various provisions, covenants and agreements to protect the security of the bondholders, including the following: (a) pledging and assigning the rents, revenues and receipts of the Authority derived from the Project to secure the payment of the Revenue Bonds; (b) describing the redemption provisions and other features of the Revenue Bonds; (c) setting forth the form of the Revenue Bonds; (d) establishing the various funds and accounts to handle the Revenue Bonds proceeds and revenues of the Project and setting forth covenants regarding the administration and investment of such funds and accounts by the Trustee; (e) setting forth the duties of the Trustee; (f) defining events of default and provisions for enforcing the rights and remedies of the bondholders in such events; and (g) restricting the issuance of additional bonds and the terms upon which the same may be issued and secured. The Agreement obligates Georgia Power and Savannah Electric to pay, pro rata in accordance with the Leased Interests, the fees and charges of the Trustee.

________________________
2
See Financial Accounting Standards Board Interpretation No. 39: Offsetting of Amounts Related to Certain Contracts (An Interpretation of APB Opinion No 10 and FASB Statement No. 105) General Principle, paragraph 5.

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

         (d) The Agreement permits Georgia Power and Savannah Electric (or their assignees), pro rata in accordance with their Leased Interests, to buy the Project back from the Authority for a nominal purchase price at the expiration (or earlier termination) the Agreement.

         (e) Accordingly, Georgia Power and Savannah Electric are treated as the owners of the Project for financial accounting purposes and federal income tax purposes, and Georgia Power and Savannah Electric are in fact the beneficial owners of, with full control over, the Project. As described herein, the Tax Abatement Agreement obligates Georgia Power and Savannah Electric, pro rata in accordance with their Leased Interests, to make level property tax payments on the lease payments, plus a fee to the County and the Authority.


Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses to be incurred in connection herewith are estimated to be approximately $15,000.


Item 3.  Applicable Statutory Provisions.

         Georgia Power and Savannah Electric consider that Sections 9 and 12 of the Act and Rules 44 and 54 under the Act may be applicable to the proposed transactions. The acquisition of the Revenue Bonds by Georgia Power and Savannah Electric are exempt pursuant to Section 9(c)(1) of the Act. Prior to becoming a utility asset, the "sale/leaseback" of the unimproved and partially improved property at the Project was not subject to the Commission's jurisidiction.

         To the extent that other sections of the Act or the rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.


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         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At June 30, 2005, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $286 million, or approximately 4.85% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2005 ($5.907 billion).3

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.



_____________________________
3
Although Southern owns all of the equity in four indirect subsidiaries
(EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $410 million as of June 30, 2005.





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Item 4.  Regulatory Approval

         No state or federal regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.


Item 5.  Procedure
         Georgia Power and Savannah Electric hereby request that the Commission's order be issued as soon as the rules allow. Georgia Power and Savannah Electric hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements

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         The following exhibits and financial statements are filed as a part of this Application/Declaration:


         (a)      Exhibits

                           A-1 -    Form of Agreement.*
                           A-2 -    Form of Trust Indenture.*
                           F -      Opinion of Troutman Sanders LLP.*
                           G -      Form of Notice.*

                  *Previously filed.

         (b)      Financial Statements

         Financial statements for Georgia Power and Savannah Electric have been omitted because they are not deemed to be material to or necessary for a proper disposition of the proposed transactions.

Item 7.  Information as to Environmental Effects

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned hereunto duly authorized.


Date:  October 7, 2005


                              GEORGIA POWER COMPANY

                               By: /s/Wayne Boston
                                  Wayne Boston
                                  Assistant Secretary



                             SAVANNAH ELECTRIC AND POWER COMPANY

                               By: /s/Wayne Boston
                                  Wayne Boston
                                  Assistant Secretary